Filed by Eli Lilly and Company

pursuant to rule 425 under the Securities Act of 1933, as amended

Subject Company: Eli Lilly and Company

Commission File No.: 001-06351

March 11, 2019

For Release:	6:45 a.m., Monday, March 11, 2019
Refer to:	J. Scott MacGregor; jsmacgregor@lilly.com; 317-440-4699 (Media) Kevin Hern; hern_kevin_r@lilly.com; 317-277-1838 (Investor Relations)

Lilly Announces Preliminary Results of Elanco Exchange Offer

INDIANAPOLIS, March 11, 2019 - Eli Lilly and Company (NYSE: LLY) today announced that, based on preliminary results, its previously-announced offer for shareholders to exchange their shares of Lilly common stock for shares of Elanco Animal Health Incorporated (NYSE: ELAN) owned by Lilly was oversubscribed. The exchange offer expired at 12:00 midnight, New York City time, at the end of the day on March 8, 2019. Under the terms of the exchange offer, 4.5121 shares of Elanco common stock will be exchanged for each share of Lilly common stock accepted in the exchange offer.

According to the exchange agent, Computershare Trust Company, N.A., 492,109,007 shares of Lilly common stock were validly tendered and not validly withdrawn, including 179,675,890 shares that were tendered by notice of guaranteed delivery. Today, Lilly intends to accept 65,000,775 of the tendered shares in exchange for the 293.29 million shares of Elanco common stock owned by Lilly. Because the exchange offer was oversubscribed, Lilly is accepting only a portion of the shares of its common stock that were validly tendered and not validly withdrawn, on a pro rata basis in proportion to the number of shares tendered. Shareholders who owned fewer than 100 shares of Lilly common stock, or an “odd-lot,” who have validly tendered all of their shares, will not be subject to proration, in accordance with the terms of the exchange offer.

Based on the total number of shares of Lilly common stock reported to be tendered prior to the expiration of the exchange offer, it is estimated that approximately 13.2 percent of the tendered shares of Lilly common stock will be exchanged, assuming all shares tendered by guaranteed delivery procedures are delivered under the terms of the exchange offer. This preliminary proration factor is subject to change based on the number of tendered shares that satisfy the guaranteed delivery procedures, as well as the number of “odd-lot” shares that were validly tendered and are not subject to proration. Lilly expects to announce the final proration factor on March 13, 2019, promptly following the expiration of the guaranteed delivery period.

Shares of Lilly common stock tendered but not accepted for exchange will be returned to the tendering shareholders in book-entry form promptly. In addition, the exchange agent will promptly credit shares of Elanco common stock for distribution in the exchange offer in book-entry form to accounts maintained by the Elanco transfer agent for tendering shareholders who have validly tendered and not validly withdrawn their shares of Lilly common stock. Checks in lieu of fractional shares of Elanco common stock will be delivered after the exchange agent has aggregated all fractional shares and sold them in the open market.

Reflecting the exchange of 65.0 million shares of Lilly’s outstanding common stock, the company currently estimates full year 2019 weighted-average diluted shares outstanding to be approximately 938 million for GAAP earnings per share and 924 million for non-GAAP earnings per share. Because the exchange offer was effective on March 11, 2019, Lilly will recognize only a partial-year benefit for the reduction in its common stock for GAAP weighted-average diluted shares outstanding. For non-GAAP weighted-average diluted shares outstanding, however, the company will assume that the exchange offer occurred as of January 1, 2019. Management believes that reducing full-year 2019 non-GAAP weighted-average diluted shares outstanding by the 65.0 million shares exchanged can be useful as investors compare results across periods. Lilly will provide updated GAAP and non-GAAP financial guidance in its Q1 2019 earnings announcement scheduled for April 30, 2019.

Goldman Sachs & Co. LLC, J.P. Morgan and Morgan Stanley are the dealer managers for the exchange offer.

About Eli Lilly and Company

Lilly is a global healthcare leader that unites caring with discovery to create medicines that make life better for people around the world. We were founded more than a century ago by a man committed to creating high quality medicines that meet real needs, and today we remain true to that mission in all our work. Across the globe, Lilly employees work to discover and bring life-changing medicines to those who need them, improve the understanding and management of disease, and give back to communities through philanthropy and volunteerism. C-LLY

About Elanco

Established in 1954, Elanco provides comprehensive products and knowledge services to improve animal health and food-animal production in more than 70 countries around the world. Elanco supports the beef, dairy, poultry, swine and aquaculture industries, and offers a robust product portfolio for companion animals.

This press release does not constitute an offer of any securities for sale.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements about Eli Lilly and Company (“Lilly”) and Elanco Animal Health Incorporated (“Elanco”) that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on current expectations and assumptions regarding Lilly’s and Elanco’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Lilly and Elanco of the exchange offer, the anticipated timing and benefits of the exchange offer, Lilly’s and Elanco’s anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Lilly’s and Elanco’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement, including the prospectus forming a part thereof, and other exchange offer documents filed by Elanco and Lilly with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Lilly nor Elanco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It:

Elanco has filed with the SEC a Registration Statement on Form S-4, including the prospectus forming a part thereof, and Lilly has filed with the SEC a Schedule TO, which more fully describe the terms and conditions of the exchange offer.

Holders of Lilly common stock may obtain copies of the prospectus, other related documents, and any other information that Lilly and Elanco file electronically with the SEC free of charge at the SEC’s website at www.sec.gov. Holders of Lilly common stock will also be able to obtain a copy of the prospectus by clicking on the appropriate link on www.lillyexchangeoffer.com. Related documents may also be obtained for free, as applicable, from Lilly at www.lilly.com or Elanco at www.elanco.com.

Lilly has retained Georgeson LLC as the information agent for the exchange offer. If you have any questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-800-676-0194 (toll-free for shareholders, banks and brokers) or +1-781-575-2137 (all others outside the U.S.).

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